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Filed Pursuant to Rule 424(b)(3)
File No. 333-191913

CAREY WATERMARK INVESTORS INCORPORATED

Prospectus Supplement No. 6 Dated October 15, 2014
To Prospectus Dated April 30, 2014

        This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Carey Watermark Investors Incorporated, dated April 30, 2014 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Carey Watermark Investors Incorporated upon request.

INDEX TO THIS SUPPLEMENT

Recent Developments	S-1

RECENT DEVELOPMENTS

Our Offering and Issuances through our Distribution Reinvestment Plan

        As detailed in the Prospectus, we are offering up to $650.0 million in shares of our common stock, including $300.0 million in shares of common stock through our distribution reinvestment plan ("DRIP"). We commenced this follow-on offering in December 2013, after completion of our initial public offering in September 2013. We issued 57,807,396 shares of common stock in our initial public offering, raising aggregate gross proceeds of approximately $575.8 million. As of October 13, 2014 we have issued 24,196,414 shares of our common stock in connection with the follow-on offering, raising aggregate gross proceeds of $241,212,196. In addition, as of October 13, 2014 we have issued 2,948,467 shares of common stock ($28,010,439) pursuant to our DRIP.

        As previously announced, we intend to close the follow-on offering on December 12, 2014. In order to facilitate the final sales of shares, we may reallocate up to $200.0 million of the shares currently reserved for our DRIP to our follow-on offering. We currently intend to obtain an estimated net asset value per share ("NAV") based primarily on an independent valuation of our real estate assets and our indebtedness as of September 30, 2014, using methodologies consistent with those used to calculate our previously-reported NAV as of September 30, 2013. We will announce the September 30, 2014 NAV in our public filings when it is available, which we currently expect will be after the closing of the follow-on offering. The NAV may be higher or lower than our current offering price of $10.00 per share.

Acquisitions

        The following section supplements the discussion contained in the "Prospectus Summary—Description of Properties" section, which begins on page 7 of the Prospectus.

General Property Information
Hotels	City	State	Acquisition Date	Ownership Percentage	Rooms	Type of Hotel
Marriott Sawgrass Golf Resort & Spa	Ponte Vedra Beach	FL	October 3, 2014	100%	511	Full-Service

Our Lodging Portfolio

        The following section supplements the discussion contained in the "Our Lodging Portfolio" section, which begins on page 68 of the Prospectus.

        The table below sets forth information with respect to the hotels as of the date of this prospectus (dollars in thousands).

Hotels	State	Acquisition Date	Rooms	Type of Hotel	CWI Ownership %	CWI Investment(1)	Acquisition Fees Paid to Advisor	Initial Debt(2)	Interest Rate(3)	Maturity Date
Marriott Sawgrass Golf Resort & Spa	FL	October 3, 2014	511	Full-Service	100%	$124,849	$3,991	$66,700	4.0%	11/2019
(1)
This information is based on the current best estimate of Management. Accordingly, this figure is subject to change.

(2)
The mortgage loan is for up to $78.0 million, of which $66.7 million was drawn at closing.

(3)
This mortgage loan has a variable interest rate, for which we purchased an interest rate cap. The interest rate presented represents the interest rate in effect at closing.

        The following section supplements the discussion and tables regarding occupancy, ADR and RevPAR contained on pages 70 to 71 in the "Our Lodging Portfolio" section of our Prospectus.

        The following tables present occupancy, ADR and RevPAR of the hotels in which we had an ownership interest as of the date of this prospectus for 2009 through June 30, 2014, including periods prior to ownership.

Occupancy(1)
Hotel	2009	2010	2011	2012	2013	2014
Marriott Sawgrass Golf Resort & Spa	64.6%	68.0%	65.6%	65.2%	62.0%	70.4%
(1)
Occupancy is the percentage of rooms sold divided by rooms available.

ADR(1)
Hotel	2009	2010	2011	2012	2013	2014
Marriott Sawgrass Golf Resort & Spa	$145.70	$131.77	$135.19	$146.76	$153.47	$173.35
(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.

RevPAR(1)
Hotel	2009	2010	2011	2012	2013	2014
Marriott Sawgrass Golf Resort & Spa	$94.18	$89.54	$88.70	$95.66	$95.10	$122.08
(1)
RevPAR is room revenue divided by available rooms.

        The following section replaces the information for Marriott Boca Raton at Boca Center in the ADR and RevPAR tables on pages 70 to 71 in the "Our Lodging Portfolio" section of our Prospectus.

ADR(1)
Hotel	2009	2010	2011	2012	2013	2014
Marriott Boca Raton at Boca Center	$118.08	$121.77	$127.80	$133.27	$136.40	$174.12
(1)
ADR is room revenue divided by rooms sold, displayed as the average rental rate for a single room.

RevPAR(1)
Hotel	2009	2010	2011	2012	2013	2014
Marriott Boca Raton at Boca Center	$86.10	$92.52	$91.08	$103.44	$121.00	$155.47
(1)
RevPAR is room revenue divided by available rooms.

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CAREY WATERMARK INVESTORS INCORPORATED
Prospectus Supplement No. 6 Dated October 15, 2014 To Prospectus Dated April 30, 2014
INDEX TO THIS SUPPLEMENT
RECENT DEVELOPMENTS